FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO REPORT PRECLINICAL DATA ON TTI-621
AND TTI-622 AT THE AACR ANNUAL MEETING 2018

Toronto, April 12, 2018 – Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced it will be presenting preclinical data from its SIRPaFc immune checkpoint inhibitor programs, TTI-621 and TTI-622, at the 109th Annual Meeting of the American Association for Cancer Research. The meeting will be held April 14-18 in Chicago, IL. Details of the poster presentations are listed below.

Title: “The CD47-blocking innate immune checkpoint inhibitor, TTI-621, triggers CD47-mediated tumor cell apoptosis”
Presenter: Julia Bershadsky Izrailit, Ph.D., Trillium Therapeutics Inc.
Date and Time: Apr 16, 2018 from 1:00 p.m. - 5:00 p.m.
CT Location: McCormick Place South, Exhibit Hall A, Poster Section 32
Abstract Number: 2720

Title: “TTI-622 (SIRPα-IgG4 Fc), a CD47-blocking innate immune checkpoint inhibitor, suppresses tumor growth and demonstrates enhanced efficacy in combination with anti-tumor antibodies in both hematological and solid tumor models”
Presenter: Gloria Lin, Ph.D., Trillium Therapeutics Inc.
Date and Time: Apr. 16, 2018 from 1:00 p.m. - 5:00 p.m. CT
Location: McCormick Place South, Exhibit Hall A, Poster Section 32
Abstract Number: 2709

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

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Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com